[Letterhead of Sutherland Asbill & Brennan LLP]

February 25, 2016

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 25, 2016

File No. 814-01022

Dear Mr. Bartz:

On February 25, 2016, Capitala Finance Corp. (the “Company”) filed on EDGAR the Company’s preliminary proxy materials on Schedule 14A (the “Proxy Materials”), which relate to the Company’s 2016 annual meeting of shareholders scheduled to take place on May 3, 2016.

If you have any questions or comments concerning the Proxy Materials, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Stephen A. Arnall / Capitala Finance Corp.

Vlad Bulkin / Sutherland Asbill & Brennan LLP